02046830

JUL 24 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of July [3], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 18 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or otherjurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City
Address of principal office

1200
Postal Code

8. (632) 814-3664
Registrant's telephone number, Including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares of Common Stock Licensed and Amount of Debt Outstanding |
|---|---|

Attached hereto is PLDT's statement regarding First Pacific's decision to fully comply with its disclosure obligations in connection with its transaction with the Gokongwei Group.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 18 July 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT NEWS

# PLDT WELCOMES FIRST PACIFIC'S DECISION TO FULLY COMPLY WITH ITS DISCLOSURE OBLIGATIONS

**Manila, July 18, 2002** – We welcome First Pacific's decision to disclose to the U.S. Securities and Exchange Commission its June 4, 2002 Memorandum of Agreement (MOA) with the Gokongwei group. This decision is a positive development for the rules of full and fair disclosure and good corporate governance and for all PLDT shareholders who have a right to information concerning the possible transfer of a significant block of PLDT's shares and involving a potential shift in corporate control.

It is unfortunate that PLDT was compelled to institute legal proceedings to require First Pacific to fully comply with its disclosure obligations under applicable securities laws and to file the MOA. First Pacific's failure and refusal (in spite of PLDT's written request) to file the MOA as part of First Pacific's schedule 13-D report deprived PLDT and all of its other shareholders of full and fair access to information necessary to make well-informed decisions with respect to the proposed transaction and the trading of PLDT securities. Thus, the institution of legal proceedings by PLDT was a reasonable measure to secure full and fair information on behalf of itself and all of its shareholders.

Contrary to the claim of First Pacific's Executive Director and General Counsel Ronald Brown, PLDT's Board of Directors and its management have remained focused on the operations and affairs of the company, and the 13-D litigation has not distracted management from pursuing its business plan that continues to produce strong and tangible results. The PLDT Board and management continue to work together to deliver the best possible service to our millions of customers and to carry out policies and decisions that will enhance value for all PLDT shareholders.

###

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

###

For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Rene S. Melly
Vice President
Special Assistant to the President
PLDT
Tel. No. 816-8506

Horace A. Lavides
Manager
Media Services
PLDT
Tel. No. 816-8684

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 22 July 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City — 1200
Address of principal office — Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares of Common Stock Licensed and Amount of Debt Outstanding |
|---|---|

Attached hereto is a press release entitled "PLDT Response to First Pacific's Filing of the MOA with the Gokongwei Group and JG Summit Holdings".

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 22 July 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT NEWS

## PLDT RESPONSE TO FIRST PACIFIC'S FILING OF THE MOA WITH THE GOKONGWEI GROUP AND JG SUMMIT HOLDINGS

**Manila, July 22, 2002** – While it is unfortunate that it came only as a result of legal action, PLDT is pleased that First Pacific has finally filed the June 4 Memorandum of Agreement (MOA) it signed with the Gokongwei Group and JG Summit Holdings, Inc. to sell First Pacific's stake in PLDT. Although the release of the MOA is a positive outcome as it acknowledges the right of all PLDT shareholders to full disclosure, the content of the MOA raises significant issues and contradictions.

We are currently reviewing the MOA with our legal and financial advisors and we will communicate more detailed views once our review is completed. However, it is clear from our initial analysis of the MOA that earlier filings and statements made by John Gokongwei, First Pacific, and related parties have not been complete and that, contrary to statements by First Pacific, not all material terms and conditions of the MOA were previously disclosed.

For example, contrary to correspondence, statements and filings with the Philippine SEC by John Gokongwei and Ronald Brown of First Pacific that JG Summit Holdings is not a party to the MOA, the document shows that JG Summit Holdings is clearly a party to the MOA and that John Gokongwei personally signed the MOA on behalf of both the Gokongwei Group and JG Summit Holdings.

Our initial review of the MOA has strengthened our belief that this transaction is far from being closed, if at all. It is evident that this deal was hastily conceived with little regard for its impact on PLDT and our shareholders. It also fails to address significant rights of other shareholders such as the Cojuangco family. It is unfortunate that First Pacific, in direct violation of PLDT's By-Laws, has continued to promote a transaction with parties who are primary competitors of PLDT.

We remain committed to protecting the rights of all PLDT shareholders and shall continue our efforts to ensure that all shareholders have access to the information they require to make well-informed decisions with respect to the proposed transaction and to the trading of PLDT securities in general. Our success in securing access to the MOA is a positive development for our shareholders and the promotion of good corporate governance practices.

###

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups—fixed line, wireless and information and communications technology—PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE: PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

###

For more information about PLDT, please refer to: http://www.pldt.com.ph or contact:

Rene S. Meily
Vice President
Special Assistant to the President
PLDT
Tel. No. 816-8506

Horace A. Lavides
Manager
Media Services
PLDT
Tel. No. 816-8684

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: July 24, 2002